Emergent Capital, Inc. – Senior Notes Roadshow Presentation Filed Pursuant to Rule 433 Issuer Free Writing Prospectus dated February 2, 2016 Relating to Preliminary Prospectus Supplement dated February 1, 2016 to Prospectus dated September 24, 2014 Registration No. 333-198659

Disclosure Slide This presentation has been prepared by Emergent Capital, Inc. (“the “Company”) solely for informational purposes based on its own information, as well as information from public sources. This presentation has been prepared to assist interested parties in making their own evaluation of the Company and does not purport to contain all of the information that may be relevant. In all cases, interested parties should conduct their own investigation and analysis of the Company and the data set forth in this presentation and other information provided by or on behalf of the Company. This presentation does not constitute an offer to sell, nor a solicitation of an offer to buy, any securities of the Company by any person in any jurisdiction in which it is unlawful for such person to make such an offering or solicitation. Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of the securities of the Company or passed upon the accuracy or adequacy of this presentation. Any representation to the contrary is a criminal offense. Except as otherwise indicated, this presentation speaks as of the date hereof. The delivery of this presentation shall not, under any circumstances, create any implication that there has been no change in the affairs of the Company after the date hereof. Certain of the information contained herein may be derived from information provided by industry sources. The Company believes that such information is accurate and that the sources from which it has been obtained are reliable. The Company cannot guarantee the accuracy of such information, however, and has not independently verified such information. The statements contained or incorporated by reference in this presentation that are not historical facts are forward-looking statements. The forward-looking statements contained in this presentation reflect our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. These beliefs, assumptions and expectations are subject to risks and uncertainties and can change as a result of many possible events or factors, not all of which are known to us. If a change occurs, our business, prospects, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. Factors that could cause our actual results to differ materially from those indicated in our forward-looking statements include, but are not limited to, those factors and risk factors identified under the caption “Forward-Looking Statements” in the prospectus supplement that is a part of the registration statement for this offering to which this communication relates. You should carefully consider all risks before you make an investment decision with respect to our notes. We disclaim any obligation to publicly update or revise any forward-looking statements to reflect changes in underlying assumptions or factors, new information, future events or other changes. The Company has filed a registration statement (including a prospectus supplement), which is preliminary and subject to completion, with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the other documents that the Company has filed with the Securities and Exchange Commission for more complete information about the Company and the offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting: Ladenburg Thalmann & Co. Inc. at (212) 409-2000 or by emailing syndicate@ladenburg.com. Unless otherwise indicated, information in this presentation is as of 9/30/2015.

Deal Summary See below terms of the offering:

Biographies of Key Personnel Antony Mitchell, Chief Executive Officer 23 years of experience in the financial industry Previously served as the Chief Operating Officer of Peach Holdings, Inc. where his responsibilities included overseeing Life Settlement originations and Structured Settlement originations Specialized in purchasing commercial mortgages and residential real estate portfolios from the Resolution Trust Corporation Co-founded Singer Asset Finance Company in 1993 Executive Director at Emergent Capital, Inc. since February 2007  Richard O'Connell, Jr., Chief Financial Officer 25 years experience in finance and operations with heavy emphasis in specialty finance Chief Financial Officer at RapidAdvance LLC Chief Operating Officer of Insurent Agency Corporation. Acted as Securitization Consultant of the Industrial Bank of Japan President and Chief Operating Officer of Singer Asset Finance Company David Sasso, SVP, Corporate Development Joined Company in 2011 Previously served as a senior consultant with American Capital Ventures Vice president of investor relations and corporate communications at Transax International Vice President of Abernathy MacGregor Phillip Goldstein, Non-Executive Chairman of the Board Founder of Bulldog Investors, LLC Fund is largest shareholder of EMG’s common stock Secretary and Chairman at Special Opportunities Fund, Inc. President of Kimball & Winthrop, Inc. Chairman of Mexico Equity & Income Fund Inc. Acting Secretary, Chairman of Brantley Capital Corp. Independent Director of MVC Capital, Inc.

Investment Highlights Unique Asset Class With Strong Risk-Adjusted Returns, Intrinsic Time-Based Appreciation and Surety of Future Cash Flows Attractive credit arbitrage: life settlement investments are purchased for target returns in the range of 18%-25% yet secured by the obligations of rated, national insurance carriers The value of life insurance policies typically appreciate over time as the insured individual ages and expected mortality approaches Asset performance is uncorrelated to the public markets or general economic conditions Diverse Portfolio of Policy Investments* Diverse portfolio of 632 policies with an average death benefit of $4.7 million and an average age of 81.6 years Over 97% of portfolio backed by investment-grade rated insurers with no carrier representing more than 20% of expected benefits At 12/31/15 EMG estimates the LTV of their two lending facilities to be approximately 50%** Recent Developments Increase Financial Stability On 12/31/15 three former employees of the Company settled a civil matter with the U.S Attorney’s office regarding actions while employed prior to 2010 in the Company’s former premium finance business Incurred approximately $16.9 million in legal expenses in 2015 and approximately $57.0 million since 2012 (inclusive of settlements) related to this matter (indemnification was contractually required) Received notice from the US Attorney’s office that the matter is officially closed In 4Q15, EMG re-negotiated terms of the White Eagle credit facility to participate in the waterfall Able to access cash flows generated in the facilities prior to completely paying off the facility *Data as of 12/31/2015; unaudited and subject to adjustment. ** At 12/31/15 the Company estimates that the FV of the policies in its two lending facilities are between $439 million and $461 million and FV of the liabilities in these facilities between $220 million and $229 million. LTV was calculated using the midpoint of these balances.

What is a Life Settlement? A life settlement is the sale of a life insurance policy to a third party for a value in excess of the policy’s cash surrender value, but less than its face value. Policy owner receives a cash payment, while the purchaser of the policy assumes all future premium payments and receives the benefit upon maturity Prior to the establishment of a secondary market, policy owners received little, if any, value from policies they no longer wanted or could afford Opportunities are created when the life expectancy of an insured declines at a faster pace than when the policy was initially underwritten Typical life settlement candidates are 65 or older and own a life insurance policy with a face value in excess of $100,000 Life settlements remain a relatively unknown industry Every year, American life insurance policyholders lose over $100 billion by lapsing life insurance that is not needed or unaffordable Industry players include: AIG, Apollo, Blackstone, Berkshire Hathaway, Fortress, TPG Significant regulation focused on consumer protection 42 states and Puerto Rico regulate the industry (covers 90% of U.S. population) Life Expectancy Life expectancy is the most important variable in calculating a life settlement offer  The shorter someone’s life expectancy, the higher the life settlement offer Source: Conning & Co., Life Insurance Settlement Association

Overview of Emergent Capital, Inc.* Emergent Capital, Inc. (NYSE:EMG) is a specialty finance company that invests in Life Settlements. As of 12/31/2015, the Company’s portfolio consisted of 632 policies, with a fair value of approximately $450-$474 million and aggregate maturity value of approximately $3.0 billion. Lending Facilities The Company has two revolving credit facilities which fund ongoing premium payments and allow for the payment of interest and fees to be made from the proceeds of policy maturities. The Company believes these facilities provide it with a significant advantage over its competitors. Non-recourse to the Company At 12/31/15 “White Eagle” holds 437 policies with an estimated FV** of $323 – $339 million. The liabilities have an estimated FV** of $165.8 – $172.8 million Terms / waterfall provided in the Appendix At 12/31/15 “Red Falcon” holds 156 policies with an estimated FV** of $116 – $122 million. The liabilities have an estimated FV** of $54.8 – $56.5 million Terms / waterfall provided in the Appendix Additional policies can be put into the facility Structure allows for the policies to be sold (with lender’s approval) with the financing in place Balance Sheet At 12/31/15 EMG owns 39 policies with an estimated FV of $9.9 - $13.9 million These policies are not pledged to either facility At 12/31/15 EMG has $22.8 million in cash, $7.4 million in cash*** within its two facilities, which includes $5.0 million in death benefit collected from maturities to be applied against outstanding principal Q1 2016. The facilities had $8.0 million of receivables from policies which matured in 4Q15 which the Company anticipates collecting in 1Q16 Convertible debt of $70.7 million, coupon of 8.5%, matures 2/15/2019, conversion price of $6.59 Pari Passu with the Notes to be issued in this offering * 12/31/2015 is unaudited and subject to adjustment ** For GAAP purposes the Company has elected to carry both the policies it owns and the liabilities associated with those policies on a FV basis. *** At 12/31/15 the Company had drawn ($844) thousand from the revolving credit facilities to fund premium payments occurring during 1Q16.

Overview of Portfolio The Company has a diverse policy portfolio of 632 policies. The average age of an insured is 81.6 years with a median life expectancy of 9.9 years. Approximately 97% of the policies are with insurance companies with an investment grade rating.* *Data as of 12.31.2015; unaudited and subject to adjustment

Historical Portfolio Activity See below table with historical maturities and premiums* of the Company. As the portfolio of policies continues to age, the Company expects that collections from maturities will eventually begin to significantly exceed premium outlay. *Premiums paid are for EMG’s entire portfolio **Unaudited and subject to adjustment

Asset Coverage / Leverage Calculation After this offering on a pro-forma basis EMG‘s Asset Coverage will be approximately 3.12x. *Midpoint of the Company’s estimated balances for 12/31/15 **Assumes the Company issues $25.0 million of notes with a 5.0% spread and $500,000 of offering costs *** Estimated outstanding indebtedness, prior to audit and subject to adjustment

Appendix

Illustrative Life Settlement Investment Economics The following is an illustrative example of the simplified economics behind a life settlement contract An 81 year-old individual no longer has the financial means to continue to pay $100,000 in annual premium expenses on a universal life insurance policy with a death benefit of $5,000,000 The cash surrender value (the sum of money an insurance company will pay to the policyholder or annuity holder in the event his or her policy is voluntarily terminated before its maturity or the insured event occurs) of the policy is $200,000 The individual approaches a life settlement provider regarding potentially selling the policy The life settlement provider values the policy based on actuarial morbidity tables and determines the policy holder has a remaining life expectancy of 10 years (living to age 91) Utilizing an optimization strategy for the payment of premiums and an ~20% discount rate, the life settlement provider values the future cash flows at ~$404,000 and acquires the policy(1) The transaction provides liquidity to insured policy holder well in excess of the policy’s cash surrender value (1) Valuation approach simplified for illustrative purposes; actual pricing models reflect other factors including carrier rating and actuarial curves specific to the policy holder

Illustrative Life Settlement Investment Economics (Cont’d) The following details the simplified cash flows and valuation to an investor (i.e., EMG) in life settlements One of the main drivers to EMG’s returns is the ability to arbitrage life expectancy on the original underwritten life insurance policy due to the evolving health of the insured individual Original life expectancy at the time of origination by the insurance carrier often changes and EMG is able to underwrite a more predictable cash flow based on updated medical records Another large driver of EMG’s returns is the ability to optimize the premium payments it pays Often, the individual holder of the life insurance policy pays more in premiums than required; EMG reduces these premium payments upon purchase of a policy to the optimal amount required to keep the policy from lapsing The investor holds the policy and pays premiums until such time as the policy matures (death of the insured), at which time the investor receives the full death benefit The investor fair values the policy for accounting purposes based on a discount rate (current weighted average is 17.0% for EMG) and the life expectancy of the insured, which results in non-cash gains over time The investor’s ultimate return is determined by the original policy holder’s actual lifespan: Base Case: 20% IRR; original policyholder lives to 91 as underwritten Diversification mitigates actuarial risk GAAP (non-cash) gain based on fair value adjustments Cash Realization

Overview of White Eagle and Red Falcon Facilities The Company uses two non-recourse financing vehicles to finance the purchase of life settlement policies. Both these vehicles are incorporated in Ireland (though all the policies are held in Delaware by Wilmington Trust) and owned by affiliates. White Eagle Total Facility: $250 million (matures April 2028) Rate: LIBOR + 450 bps (150 bps floor) FV of Collateral Pledged: $323 - $339 million* FV of Debt: $165.8-172.8 million* Total amount outstanding: $172 – $176 million Aggregate Death Benefits: $2.2 Billion Waterfall (from maturities or policy sales) Premium payments Interest / Fees If LTV is >50%, 100% to reduce outstanding balance If LTV is between 50% and 25%, then 65% to lender and 35% to Company for the first $76.1 million If LTV is less then 25%, then 65% to Company then 35% to Lender If there is no Debt O/S, then 50% to the Company, 50% to the lender(1) Red Falcon Total Facility: $110 million (matures July 2022) Rate: LIBOR + 450 bps (100 bps floor) FV Collateral Pledged: $116 - $122 million* FV of Debt: $54.8 - $56.5 million* Total amount outstanding: $54 - $56 million Aggregate Death Benefits: $603 million Waterfall (from maturities or policy sales) 5.0% preferred payment to the Lender(2) Premium payments Interest / Fees If LTV is >50%, 100% to reduce outstanding balance If LTV is between 50% and 25% ,then 65% to lender and 35% to Company If LTV is less then 25%, then 65% to Company then 35% to Lender Revolving Period ends: July 2020 Post July 2020, the Company must fund premium payments Capacity available to purchase new policies 2% amortization required each quarter 1. 50% payment continues beyond the maturity of facility 2. 5% preferred payments ends at maturity of facility * Data as of 12/31/2015; unaudited estimates, subject to adjustment